Exhibit (a)(5)(i)

1615 Poydras Street ¡ New Orleans, LA 70112	Financial & Media Contact: David P. Joint (504) 582-4203

McMoRan Exploration Co. Commences

Offer to Exchange 5 1/4% Convertible Senior Notes due 2012

NEW ORLEANS, LA, August 15, 2012 – McMoRan Exploration Co. (NYSE: MMR) announced today an offer to exchange up to $68.2 million aggregate principal amount of 5 1/4% Convertible Senior Notes due 2012 (“Existing Notes”) for an equal principal amount of newly issued 5 1/4% Convertible Senior Notes due 2013 (“New Notes”), plus cash in an amount equal to the accrued and unpaid interest on the Existing Notes to and including the Expiration Date (defined below). The $68.2 million represents the total amount of Existing Notes outstanding.

The sole purpose of the exchange offer is to extend the maturity date of the debt underlying the Existing Notes. The terms of the New Notes will be substantially identical to the terms of the Existing Notes, except that the New Notes will mature October 6, 2013. Interest on the New Notes will be payable on October 6, 2012, and thereafter semi-annually on April 6, 2013 and October 6, 2013. The New Notes will have a different CUSIP number from the corresponding Existing Notes.

The exchange offer will expire at 11:59 p.m., New York City time on Wednesday, September 12, 2012, unless extended by McMoRan (such date, as the same may be extended, the “Expiration Date”), or unless earlier terminated by McMoRan. The exchange offer is being conducted upon the terms and subject to the conditions described in the exchange offer memorandum and related documents dated August 15, 2012, which are being provided to all holders of the Existing Notes.

The Bank of New York Mellon Trust Company, N.A. will serve as the exchange agent for the exchange offer. Copies of the exchange offer memorandum and other information relating to this exchange offer, including transmittal materials, may be obtained by contacting the exchange agent by telephone at (212) 815-5788, by facsimile at (212) 298-1915, or by mail or overnight courier at The Bank of New York Mellon Trust Company, N.A., c/o The Bank of New York Mellon Corporation, Corporate Trust Operations — Corporate Unit, 101 Barclay Street, Floor 7 East, New York, New York 10286, Attn: William Buckley.

This press release is for informational purposes only and is not an offer to exchange or a solicitation of an offer to exchange any New Notes for Existing Notes. The exchange offer is being made by McMoRan pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

McMoRan Exploration Co. is an independent public company engaged in the exploration, development and production of natural gas and oil in the shallow waters of the Gulf of Mexico Shelf and onshore in the Gulf Coast area. Additional information about McMoRan is available on its internet website “www.mcmoran.com”.

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